SILICON
GAMING
[LOGO]

June 12, 2000

Dear Shareholder:

     On May 18, 2000, we announced that we were extending the exchange offer we commenced April 20, 2000. The exchange offer will now expire at 5:00 P.M. New York City time on June 30, 2000 unless extended.

     We are offering to exchange one unit consisting of one share of common stock and one warrant to purchase 3.59662 shares of common stock (the "Exchange Warrant") for each share of common stock you own.

     We have enclosed for your review and careful consideration a Supplement to the Offering Circular dated April 17, 2000. The Supplement amends portions of the Offering Circular and provides important information about Silicon Gaming, Inc. and details of the terms of the exchange offer. Please read and carefully consider the information contained in the Supplement and the Offering Circular. Any holder of common stock electing to participate in the exchange offer must complete and sign the Notice of Election to Participate (the "Election Notice") distributed with the Offering Circular, in accordance with its instructions, and forward or hand deliver it to the exchange agent at its address, which you will find in the Offering Circular. Any beneficial owner of common stock whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should not use the Election Notice, but is instead urged to contact the registered holder(s) of such securities promptly to instruct the registered holder(s) whether to tender your securities.

     You are not required to tender the actual physical stock certificate(s) representing your share(s) of common stock. You are only required to tender the Election Notice in order to participate. Upon properly and timely tendering the Election Notice, we will deliver the Exchange Warrants to the registered holder(s).

     Questions and requests for assistance or for additional copies of the Supplement, the Offering Circular or the Election Notice should be directed to our information agent at:

                    GEORGESON
                    SHAREHOLDER
                    COMMUNICATIONS INC.

                    17 State Street - 10th Floor
                    New York, New York 10004
                    Toll-Free (800) 223-2064

     Again, we urge you to carefully read the Supplement, the Offering Circular and the Election Notice and carefully consider the exchange offer described.


                                        SILICON GAMING, INC.

                              SILICON GAMING, INC.

                                   SUPPLEMENT

                            TO THE OFFERING CIRCULAR

                                Offer to Exchange
  One Unit consisting of One Share of Common Stock and One Warrant to purchase
    3.59662 Shares of Common Stock for Each Outstanding Share of Common Stock

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON
                         JUNE 30, 2000, UNLESS EXTENDED.

     Silicon Gaming, Inc., a California corporation, hereby offers, upon the terms and conditions set forth in this Supplement to the Offering Circular (the "Supplement"), the Offering Circular, and in the Notice of Election to Participate (the "Election Notice"), to exchange one unit consisting of one share of common stock and one warrant (the "Exchange Warrant") to purchase
3.59662 shares of common stock for each one outstanding share of common stock. PARTICIPATING SHAREHOLDERS WILL NOT BE REQUIRED TO TENDER THEIR PHYSICAL CERTIFICATES FOR COMMON STOCK. PARTICIPATING SHAREHOLDERS WILL ONLY BE REQUIRED TO TENDER THE ELECTION NOTICE.

     This exchange offer is open to holders of all shares of common stock and is not conditioned upon the exchange of a minimum number of shares of common stock. Our common stock is currently traded on the OTC Bulletin Board ("OTCBB") under the symbol 'SGIC.OB'. On June 9, 2000, the last reported closing price for the common stock was $0.40. There is no trading market for the Exchange Warrants and we do not intend to file a registration statement covering the Exchange Warrants or to apply for the Exchange Warrants to be traded on any securities exchange or national quotation system.

     Subject to applicable securities laws and the terms set forth in this Supplement and the Offering Circular, we reserve the right to waive any and all conditions to the exchange offer, to extend the exchange offer and otherwise to amend the exchange offer, in any respect.

     YOU ARE URGED TO READ CAREFULLY "RISKS RELATING TO THE EXCHANGE OFFER" ON PAGE 17 AND "OTHER RISK FACTORS" COMMENCING ON PAGE 18 OF THIS SUPPLEMENT.

      The exchange agent for the              The information agent for the
          exchange offer is:                        exchange offer is:

      EQUISERVE TRUST COMPANY, N.A.               GEORGESON SHAREHOLDER
          150 Royall Street                        COMMUNICATIONS INC.
          Canton, MA 02021                    17 State Street - 10th Floor
           (781) 575-3120                       New York, New York 10004
                                                Toll-Free (800) 223-2064

     This transaction has not been registered under the securities laws of any state or jurisdiction as of the date of this Offering Circular.

                  The date of this Supplement is June 12, 2000.

                                   SUPPLEMENT

     This Supplement amends certain portions of the Offering Circular dated April 17, 2000. However, this Supplement should be read in conjunction with the Officering Circular, as there is information in the Offering Circular regarding the Company that is not contained in this Supplement that might be important to you in your decision regarding the exchange offer.

                            SUMMARY OF EXCHANGE OFFER

     Silicon Gaming, Inc. is conducting an exchange offer whereby participating shareholders may exchange each share of common stock held for a unit consisting of one share of common stock and a warrant (an "EXCHANGE WARRANT") to purchase
3.59662 shares of common stock. Participating shareholders will not be required to tender their physical share certificates. The shares of common stock tendered will remain outstanding and the participating shareholders will receive the Exchange Warrants in addition to the shares of common stock they will continue to hold. Participating shareholders will only be required to tender the Notice of Election to Participate (the "ELECTION NOTICE") which accompanied the Offering Circular dated April l7, 2000. If you did not receive an Election Notice, or have misplaced yours, please contact our information agent, Georgeson Shareholder Communications, Inc. at (800) 223-2064.

     The following are the material terms of the exchange offer.

Risk Factors                  YOU ARE URGED TO READ CAREFULLY "RISKS RELATING TO
                              THE EXCHANGE OFFER" ON PAGE 17 AND "OTHER RISK
                              FACTORS" COMMENCING ON PAGE 18 OF THIS SUPPLEMENT.

The Exchange Offer            Shareholders who elect to participate must tender
                              their Election Notices. Each participating shareholder whose Election Notice is accepted by Silicon Gaming, Inc. will receive Exchange
                              Warrants to purchase 3.59662 shares of common stock for each share of common stock tendered in the exchange offer. See "The Exchange Offer."

Expiration Date               5:00 P.M. New York City time on June 30, 2000,
                              unless extended. See "The Exchange Offer -
                              Expiration Date; Extensions."

Withdrawal Rights             Tenders of Election Notices may be withdrawn at
                              any time prior to the expiration date of the exchange offer. After the expiration date, all tenders are irrevocable. See "The Exchange Offer -
                              Withdrawal Rights."

Conditions to                 Our obligation to consummate the exchange offer is
Exchange Offer                subject to several conditions. See "The Exchange
                              Offer - Conditions to the Exchange Offer."

How to Tender                 Shareholders are not required to tender their
Election Notices              physical share certificates. Shareholders wishing
                              to take part in the exchange offer must complete and sign the Election Notice, in accordance with all applicable instructions, and forward or hand deliver the Election Notice to the exchange agent at its address set forth on the front cover page of this Supplement. The Election Notice must be accompanied by any signature guarantees and any other documents required by the Election Notice.
                              Any beneficial owner of shares of common stock whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact the registered holder(s) of the shares promptly to instruct the registered holder(s) whether to tender an Election
                              Notice on your behalf. See "The Exchange Offer -
                              Tendering Election Notices".

The Exchange Warrants         Each Exchange Warrant is exercisable for 3.59662
                              shares of common stock at an exercise price of $0.1528 per share. The Exchange Warrants are first exercisable 12 months following the date of issuance. The Exchange Warrants terminate four years from the date of issuance, unless earlier terminated. The exercise of the Exchange Warrants triggers the exercisability of the Series E
                              Warrants. (See "Effect of Restructuring and
                              Exchange Offer on Capital Structure of the
                              Company," "Description of Securities - Exchange
                              Warrants", and "Description of Securities - Series
                              E Warrants").

Delivery of Exchange          The exchange agent will deliver the Exchange
Warrants                      Warrants that are issuable upon conclusion of the
                              exchange offer as soon as practicable after the expiration of the exchange offer. See "The
                              Exchange Offer - Delivery of Exchange Warrants."

Risk of Dilution              Shareholders who elect not to participate in the
                              exchange offer may be economically disadvantaged.
                              Shareholders who elect to participate in the exchange offer will receive one warrant to purchase 3.59662 shares of common stock at an exercise price of $0.1528 per share for each Participating Share. The exercise of the Exchange
                              Warrants could dilute the percentage ownership of shareholders who did not elect to participate in the exchange offer, as well as shareholders who did participate in the exchange offer but elect not to exercise their Exchange Warrants. See "Risk
                              Factors Relating to the Exchange Offer", "Other
                              Risk Factors" and "Effect of Restructuring and
                              Exchange Offer on Capital Structure of the
                              Company".

Certain Tax                   In general, shareholders will recognize no gain or
Consequences                  loss for federal income tax purposes as a result
                              of the exchange of shares of common stock pursuant to the exchange offer.

Securities                    As of June 9, 2000 there were 30,978,831 shares of
Outstanding                   common stock outstanding. Prior to this exchange
                              offer, there were 4,325,988 shares of common stock issuable upon the exercise of existing warrants and options previously issued and unrelated to the exchange offer, and an additional 174,285,127 shares of common stock issuable upon the conversion of the Series D Convertible Redeemable
                              Preferred Stock. See "Effect of Restructuring and
                              Exchange Offer on Capital Structure of the
                              Company," and "Description of Securities."

Eligible Shares               All outstanding shares of common stock are
                              eligible to participate in the exchange offer.
                              However, two of our officers, as part of the Restructuring, voluntarily agreed not to tender in the exchange offer 15,657,490 shares issued to them under the 1999 Long Term Compensation Plan.
                              See "The Exchange Offer - Eligible Shares."

Record Date                   There is no record date. All outstanding shares of
                              common stock are eligible to participate.

Market Prices                 The common stock is currently trading on the OTC
                              Bulletin Board ("OTCBB") under the symbol
                              'SGIC.OB'. On June 9, 2000, the last reported sale price for the common stock was $0.40. Currently, there is no market for the Exchange Warrants.

Exchange Agent                EquiServe Trust Company, N.A.

Information Agent             Georgeson Shareholder Communications Inc.
                              Shareholders may contact the information agent at
                              (800) 223-2064, or collect at (212) 440-9800, for
                              information about tendering Election Notices.

                        BACKGROUND OF THE EXCHANGE OFFER

     The exchange offer is being conducted as part of a restructuring (the "RESTRUCTURING") we completed on November 24, 1999 with the holders of $47.25 million in aggregate principal amount of outstanding 12.5% Senior Discount Noes (the "SENIOR DISCOUNT NOTES"). The Senior Discount Notes were held entirely by B III Capital Partners, LP ("B III"). The Senior Discount Notes were previously issued in two separate transactions. On September 30, 1997 we issued $30 million in aggregate principal amount of the Senior Discount Notes to B III pursuant to a Securities Purchase Agreement. On July 8, 1998, we issued $17.25 million in aggregate principal amount of the Senior Discount Notes to B III pursuant to Amendment No. 1 to the Securities Purchase Agreement.

     On July 1, 1999, we announced that we would not make the scheduled July 1, 1999 interest payment on our $47.25 million of outstanding Senior Discount Notes, and that we were in negotiations with B III regarding a consensual restructuring, which would possibly include a conversion of the Senior Discount Notes into equity or other securities. As a result of those negotiations, B III agreed to exchange $39.75 million in aggregate principal amount of the Senior Discount Notes and to amend the terms of the remaining $7.5 million in aggregate principal amount of Senior Discount Notes (the "AMENDED NOTES") in exchange for a substantial portion of equity. In addition B III agreed to waive all accrued interest on the $39.75 million in aggregate principal amount of Senior Discount Notes being exchanged in the Restructuring, and to waive all interest on the Amended Notes that had accrued through July 15, 1999. The amount of interest waived was approximately $7.6 million. The Senior Discount Notes represented a substantial portion of the Company's outstanding long-term debt obligations. The board of directors believed that the exchange of the $39.75 million of Senior Discount Notes for equity would greatly enhance the financial viability of the Company by reducing our overall debt service obligations.

     In connection with the Restructuring we: (1) issued 39,750 shares of Series D Preferred Stock as well as the Series E Warrant to purchase 60,807.731 shares of Series E Preferred Stock to B III in exchange for the cancellation of $39.75 million in aggregate principal amount of the Senior Discount Notes and interest accrued thereon; (2) amended the terms and provisions of the $7.5 million of Senior Discount Notes that remained outstanding; (3) adopted the Silicon Gaming, Inc. 1999 Long-Term Compensation Plan pursuant to which up to 116,190,084 shares of common stock and options to purchase common stock may be issued to management and employees; and (4) issued $2 million in aggregate principal amount of 13% Senior Secured Notes (the "NEW NOTES") to B III in consideration for $2 million in immediately available funds.

     Also as a part of the Restructuring, the number of members of the board of directors was reduced to three. Mr. William Hart, Mr. Kevin R. Harvey and Mr. Thomas J. Volpe resigned as members of the board of directors effective November 24, 1999, and Mr. Stanford Springel and Mr. Robert Reis became members of the board of directors.

                   EFFECT OF RESTRUCTURING AND EXCHANGE OFFER
                       ON CAPITAL STRUCTURE OF THE COMPANY

     As a result of the Restructuring, the capital structure of the Company changed dramatically. Prior to the Restructuring, existing shareholders of common stock held approximately 95% of the outstanding equity of the Company. The remaining 5% was held by the holders of our Series B1 Preferred Stock. (See Table 1 below). As a part of the Restructuring, the holders of the Series B1 Preferred Stock converted their stock into shares of common stock. The material changes in the capital structure as a result of the Restructuring and the exchange offer include:

     1. Conversion of the Series B1 Preferred Stock in to 741,105 shares of common stock;

     2. Issuance of 39,750 shares of Series D Preferred Stock which is convertible into 174,285,127 shares of common stock;

     3. Issuance of the Series E Warrant, which is exercisable for up to 60,807.731 shares of Series E Preferred Stock, which are convertible into 60,807,731 shares of common stock;

     4. Adoption of the 1999 Long Term Compensation Plan, under which up to 116,190,084 shares of common stock, or options to purchase shares of common stock, may be issued to directors, officers and employees of the Company; and

     5. Issuance of up to 15,321,341 Exchange Warrants, which are exercisable for up to 55,105,041 shares of common stock;

     If all of the shares of Series D Preferred Stock were converted, and all of the shares of common stock and options to purchase shares of common stock under the 1999 Long-Term Compensation Plan were issued, the percentage interest of total outstanding shares of common stock held by existing shareholders immediately prior to the Restructuring, on a fully-diluted basis, would be reduced from 100% to approximately 5%. As of the closing of the Restructuring, the Series D Preferred Stock constituted approximately 57% of the equity of the Company, and the 1999 Long-Term Compensation Plan accounted for approximately 38% of the equity of the Company. (See Table 2 below).

     While there are 30,978,831 shares of common stock outstanding, two officers of the Company, who were issued in the aggregate, 15,657,490 shares of common stock under the 1999 Long-Term Compensation Plan, have voluntarily agreed as part of the Restructuring not to tender those shares in the exchange offer. Therefore, if every shareholder participates in the exchange offer the Company would issue up to 15,321,341 Exchange Warrants. Each Exchange Warrant is exercisable for 3.59662 shares of common stock. If all Exchange Warrants were issued, and all Exchange Warrants were exercised, the Company would issue up to 55,105,041 shares of common stock to the holders of the Exchange Warrants.

     The Series E Warrant was issued to B III as a part of the Restructuring to allow B III to recapture some of the dilution to the equity interest represented by the Series D Preferred Stock resulting from the actual exercise of Exchange Warrants. As stated above, the Series D Preferred Stock represents approximately 57% of the equity of the Company as of the closing of the Restructuring. If all of the Exchange Warrants were exercised, that percentage would drop to approximately 48.3%. If the Series E Warrant is exercised the total equity interest represented by the Series D Preferred Stock and the Series E Preferred Stock together would equal approximately 55.7%. The Series E Warrant does not provide a complete recapture of dilution from the exercise of the Exchange Warrants.

     The Series E Warrants are not automatically exercisable. The Series E Warrants become exercisable only to the extent that Exchange Warrants are actually exercised. If all of the Exchange Warrants are actually exercised, the Series E Warrant becomes exercisable in its entirety. The Series E Warrant may be exercised for up to 60,807.731 shares of Series E Preferred Stock at an exercise price of $0.01 per share. The Series E Preferred Stock may be converted into shares of common stock at a rate of 1,000 shares of common stock per share of Series E Preferred Stock. If the Series E Warrant is exercised in its entirely, (i) the percentage equity interest of the Company represented by the Exchange Warrants is diluted from approximately 15% to approximately 13%, (ii) the equity interest represented by the Series D Preferred Stock is diluted from approximately 57% to approximately 48.3%, (iii) the equity interest represented by the Series E Preferred Stock is approximately 14.4%, and (iv) the equity interest represented by the 1999 Long Term Compensation Plan is diluted from approximately 38% to approximately 27.6% (See Table 4 below).

                                     TABLE 1

     The following tables illustrate the potential effect of the Restructuring and the exchange offer on the capital structure of the Company. To better illustrate the percentage equity interests represented by the various securities issued in the Restructuring, the 15,657,490 shares of common stock issued to two of our officers under the 1999 Long Term Compensation Plan are not included under the number of "Issued and Outstanding Common Stock" set forth in the tables below, rather, they are included in the aggregate number of shares of common stock available under the 1999 Long Term Compensation Plan.

     Table 1 illustrates the capital structure of the Company prior to the Restructuring.

                   Description                           Shares        Percent
                   -----------                         ----------      -------

      Issued and Outstanding Common Stock              14,580,236         95
      Series B 1 Preferred Stock, as converted            741,105          5
                                                       ----------        ---
      TOTAL                                            15,321,341        100
                                                       ==========        ===

                                     TABLE 2

     As a part of the Restructuring we issued 39,750 shares of Series D Preferred Stock and approved and adopted the 1999 Long Term Compensation Plan. In addition, the holders of the Series B1 Preferred Stock converted their shares into 741,105 shares of common stock. Table 2 illustrates the capital structure of the Company after the conversion of the Series B1 Preferred Stock and if all of the outstanding shares of Series D Preferred Stock were converted into shares of common stock and all of the shares of common stock available under the 1999 Long Term Compensation Plan were issued:

                  Description                         Shares         Percent
                  -----------                       -----------      -------

     Issued and Outstanding Common Stock             15,321,341          5
     1999 Long Term Compensation Plan               116,189,084         38
     Series D Preferred Stock, as converted         174,285,127         57
                                                    -----------        ---
     TOTAL                                          305,796,552        100
                                                    ===========        ===

                                     TABLE 3

     As a part of the Restructuring, the Company is conducting the exchange offer. Under the exchange offer, we anticipate issuing up to 15,321,341 Exchange Warrants. Each of the Exchange Warrants is exercisable for 3.59662 shares of common stock. The table below illustrates the effect of the conversion of the Series D Preferred Stock, the issuance of all shares of stock available under the 1999 Long Term Compensation Plan, and the exercise of the Exchange Warrants:

                  Description                         Shares         Percent
                  -----------                       -----------      -------

     Issued and Outstanding Common Stock             15,321,341         4.2
     Exercise of Exchange Warrants                   55,105,041        15.3
     1999 Long Term Compensation Plan               116,190,084        32.2
     Series D Preferred Stock, as converted         174,285,127        48.3
                                                    -----------       -----
     TOTAL                                          360,901,593       100.0
                                                    ===========       =====

                                     TABLE 4

     We issued the Series E Warrant to B III to minimize the impact of the exchange offer on the percentage interest in equity held by B III in the Series D Preferred Stock. The Series E Warrant is exercisable only if, as and when the Exchange Warrants issued in the exchange offer are actually exercised. For example, if all of the Exchange Warrants were issued, but none were ever exercised prior to their termination, the Series E Warrant would never become exercisable. If, on the other hand, all of the Exchange Warrants were issued and all of the Exchange Warrants were exercised, the Series E Warrant would be exercisable for 60,807.731 shares of Series E Preferred Stock. Each share of

Series E Preferred Stock is convertible into 1000 shares of common stock. (See "Description of Securities - Series E Warrant" and "Description of Securities - Exchange Warrants").

     As set forth in Table 2 above, the 39,750 shares of Series D Preferred Stock are convertible into 174,285,127 shares of common stock. Prior to the exchange offer, the Series D Preferred Stock constituted approximately 57% of the equity of the Company. As shown in Table 3 above, if all of the Exchange Warrants were exercised the percentage interest represented by the Series D Preferred Stock (174,285,127 shares of common stock) would be approximately 48.3%. Table 4 illustrates the effect of the exercise of the Series E Warrant and the conversion of the shares of Series E Preferred Stock into shares of common stock.

                  Description                         Shares         Percent
                  -----------                       -----------      -------

     Issued and Outstanding Common Stock             15,321,341         3.6
     Exercise of Exchange Warrants                   55,105,041        13.1
     1999 Long Term Compensation Plan               116,190,084        27.6
     Series D Preferred Stock, as converted         174,285,127        41.3
     Series E Preferred Stock, as converted          60,807,731        14.4
                                                    -----------       -----
     TOTAL                                          421,709,234       100.0
                                                    ===========       =====

     As a result of the exercise of the Series E Warrant the percentage equity interest of the Company represented by the Series E Preferred Stock and the Series D Preferred Stock combined, would be approximately 55.7%, rather than the 57% equity interest represented by the Series D Preferred Stock prior to the exchange offer.

     Without the exchange offer, the percentage equity interest of the Company held by existing shareholders would have remained as reduced from approximately 100% to approximately 5%. If all shareholders participate in the exchange offer, and all Exchange Warrants are exercised, the percentage equity interest held by existing shareholders could increase from approximately 5% to approximately 16.6%. While the exercise of Exchange Warrants triggers the exercisability of the Series E Warrant, and the exercise of the Series E Warrant and eventual conversion of the Series E Preferred Stock into common stock would dilute the equity interest held by existing shareholders, the net effect of the exercise of Exchange Warrants is an overall increase in the percentage equity interest held by existing shareholders. We are conducting this exchange offer as a means of allowing shareholders the opportunity to recapture some of the dilution that has resulted from the Restructuring.

NUMBER OF EXCHANGE WARRANTS TO BE ISSUED

     We currently have outstanding approximately 30,978,831 shares of common stock. All shares of common stock outstanding are eligible to participate. However, we anticipate issuing up to approximately 15,321,341 Exchange Warrants. Two officers of the Company were issued an aggregate of 15,657,490 shares of common stock under the 1999 Long Term Compensation Plan. As a part of the Restructuring, those officers have voluntarily agreed not to tender those shares in the exchange offer. If we issue 15,321,341 Exchange Warrants, they would be exercisable for, in the aggregate, 55,105,041 shares of common stock.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

     We are hereby offering to exchange a unit consisting of one share of common stock and a warrant (an "EXCHANGE WARRANT") to purchase 3.59662 shares of common stock for each share of common stock eligible to participate. Participating shareholders will not be required to tender their physical share certificates. The shares of common stock participating will remain outstanding and the participating shareholders will receive the Exchange Warrants. Participating shareholders will only be required to tender a Notice of Election to Participate (the "ELECTION NOTICE").

PURPOSE OF THE EXCHANGE OFFER

     The primary purpose of the exchange offer is to allow certain shareholders the opportunity to recapture some of the dilution that has resulted from the Restructuring. As illustrated in the tables above under "Effect of Restructuring and Exchange Offer on Capital Structure of the Company", if all of the Exchange Warrants are issued in the exchange offer, the percentage equity interest held by the existing shareholders could be increased from approximately 5% as of the closing of the Restructuring, to approximately 16.6%.

ELIGIBLE SHARES

     Throughout this Supplement we refer to "eligible shares." Eligible shares are all shares of common stock outstanding. We currently have outstanding approximately 30,978,831 shares of common stock. All shares of common stock outstanding are eligible to participate. However, we anticipate issuing up to approximately 15,321,341 Exchange Warrants. Two officers of the Company were issued 15,657,490 shares of common stock under the 1999 Long Term Compensation Plan. As a part of the Restructuring, those officers have voluntarily agreed not to tender those shares in the exchange offer.

PARTICIPATING SHARES

     Throughout this Supplement we refer to "Participating Shares." We use this term to mean the shares of common stock held by a participating holder of common stock that such holder elects to tender in the exchange offer. Holders are not required to tender all of their shares of common stock in the exchange offer. For example, a participating holder might hold 10,000 shares of common stock, but might elect to tender only 5,000 of those shares. The 5,000 shares of common stock tendered in the exchange offer are referred to as the "Participating Shares."

PROCEDURES FOR TENDERING ELECTION NOTICES

     The acceptance by a shareholder of the exchange offer pursuant to one of the procedures set forth below will constitute an agreement between such shareholder and Silicon Gaming, Inc. in accordance with the terms and subject to the conditions set forth in this Supplement and in the Election Notice.

     To validly tender an Election Notice pursuant to the exchange offer, the shareholder must either (i) deliver, and not withdraw, a properly completed and duly executed Election Notice and any other documents required by the Election Notice, to the exchange agent at the address set forth below under "Exchange Agent" on or prior to the Expiration Date, or (ii) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction.

     Nominees or other record holders of shares of common stock that hold shares of common stock for more than one beneficial owner are entitled to make multiple elections pursuant to the Election Notice that reflect the election of each of the beneficial owners for whom they are holding common stock. To make such multiple elections, nominees or other record holders should properly complete the applicable table in the Election Notice. NO SHARES OF COMMON STOCK OR ELECTION NOTICES SHOULD BE SENT TO SILICON GAMING, INC.

     All signatures on a Election Notice or a notice of withdrawal must be guaranteed by an eligible institution unless the Election Notice is tendered (i) by a record holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the relevant Election Notice or (ii) for the account of an eligible institution. If Participating Shares are registered in the name of a person other than the signer of an Election Notice, then evidence must be submitted that the Participating Shares were endorsed by the record holder, or be accompanied by a written instrument or instruments of transfer or exchange in form satisfactory to us duly executed by the record holder, with the signature guaranteed by an eligible institution. If signatures on an Election Notice are required to be guaranteed, such guarantees must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or a correspondent in the United States, a credit union, a savings association or otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each of which is an "eligible institution").

     The method of delivery of Election Notices and all other required documents to the exchange agent is at the election and risk of the participant, but, if sent by mail, registered mail with return receipt requested, properly insured, is recommended.

     Unless the Election Notices being tendered are deposited with the exchange agent prior to the Expiration Date, we may, at our opinion, reject such tender. Issuance of Exchange Warrants will be made only against properly tendered Election Notices. If less than all the shares of commons stock held by a participant are Participating Shares, the participant should fill in the number of Participating Shares in the appropriate box on the relevant Election Notice. All shares of common stock held by any participant tendering an Election Notice with the exchange agent will be deemed to be Participating Shares unless otherwise indicated.

     Participants who are not record holders of, and who seek to tender, Participating Shares should (i) obtain a properly completed Election Notice from the record holder with signatures guaranteed by an eligible institution, or (ii) obtain and include with the relevant Election Notice evidence of a properly endorsed transfer by the registered holder or a properly completed stock power from the record holder, with signatures on the endorsement or power guaranteed by an eligible institution or (iii) effect a record transfer of such shares of Participating Shares and comply with the requirements applicable to record holders for tendering Participating Shares prior to the Expiration Date.

     Each tendering participant must complete the Substitute Form W-9 provided in the Election Notice and either (i) provide his or her correct taxpayer identification number (social security number, for individuals) and certify that the taxpayer identification number provided is correct (or that such holder is awaiting a taxpayer identification number) and that (A) the participant has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of failure to report all interest or dividends or (B) the Internal Revenue Service has notified the participant that he is no longer subject to backup withholding or (ii) provide an adequate basis for exemption from backup withholding. Participants who do not satisfy these conditions may be subject to a $50 (or greater) penalty imposed by the Internal Revenue Service and may be subject to backup withholding at the rate of 31% with respect to dividends paid on, and gross receipts from the sale of, Exchange Warrants or shares of common stock received upon exercise of the Exchange Warrants. Exempt participants (including, among others, corporations and certain foreign individuals) are not subject to these requirements if they satisfactorily establish their status as such. Certain foreign participants may be required to provide a Form W-8 or Form 1001 in order to avoid or reduce withholding tax.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Election Notices will be determined by Silicon Gaming, Inc. in our sole discretion. Our determination will be final and binding. All participating shareholders, by execution of the Election Notice (or facsimile thereof), waive any right to receive notice of the acceptance of the Election Notices. We reserve the absolute right to reject any and all Election Notices not properly tendered or any Election Notices our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular Election Notices. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the Election Notice) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Election Notices must be cured within such time as we shall determine. Neither we, the exchange agent or the information agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Election Notices, nor shall any of us incur any liability for failure to give such notification. Tenders of Election Notices will not be deemed to have been made until such defects or irregularities have been cured to our satisfaction or waived. Any Election Notices received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering participants as soon as practicable following the Expiration Date. The exchange agent has no fiduciary duties to the participants in the exchange offer and is acting solely on the basis of our directions.

ACCEPTANCE OF ELECTION NOTICES

     The acceptance for participation of Election Notices validly tendered and not withdrawn and delivery of the Exchange Warrants will be made as promptly as practicable after the Expiration Date. We expressly reserve the right to delay acceptance of any of the Election Notices or terminate the exchange offer and not accept Election Notices not already accepted if any of the conditions set forth below under "Conditions of the Exchange Offer" shall not have been satisfied or waived by us. We will be deemed to have accepted validly tendered Exchange Notices if, as and when we give oral or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, delivery of Exchange Warrants will be made by the exchange agent as soon as practicable after the Expiration Date. The exchange agent will act as agent for the participants for the purposes of receiving Exchange Warrants from us and transmitting the Exchange Warrants to the participants. Election Notices tendered and not accepted by us, if any, will be returned without expense to the tendering shareholder as promptly as practicable following the Expiration Date.

DELIVERY OF EXCHANGE WARRANTS

     The exchange agent will deliver the Exchange Warrants as soon as practicable after the Expiration Date.

WITHDRAWAL RIGHTS

     Tenders of Election Notices are irrevocable, except that tendered Election Notices may be withdrawn at any time prior to 5:00 p.m., New York City time, on June 30, 2000. Participants who wish to exercise their right of withdrawal must give notice of withdrawal in writing. This notice must be timely received by the exchange agent at one of the addresses set forth below under "Exchange Agent" in accordance with the method of delivery. Any such notice of withdrawal must specify the name of the person who tendered an Election Notice to be withdrawn and the number of Participating Shares to be withdrawn. A notice of withdrawal must be signed by the record holder in the same manner as the original signature on the Election Notice (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Participating Shares.

     Any permitted withdrawals of tenders of Election Notices may not be rescinded, and any Election Notices withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Withdrawn Election Notices may be re-tendered by following the procedures for tendering Election Notices described in this Offering Circular at any time on or before the Expiration Date.

     All questions as to validity, form and eligibility (including time of receipt) of the notice of withdrawal will be determined by us in our sole discretion. Our determination will be final and binding. Neither we, the exchange agent, the information agent, nor any other person will be under any duty to give notification of defects or irregularities in any notice of withdrawal, nor shall any of us incur any liability for failure to give any such notification. Withdrawal of Election Notices will not be deemed to have been made until such defects or irregularities have been cured to our satisfaction.

EXCHANGE AGENT

     EquiServe Trust Company, N.A. will act as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the Election Notice should be addressed to the exchange agent as follows:

       BY MAIL                       BY HAND               BY OVERNIGHT CARRIER

      EquiServe               Securities Transfer &             EquiServe
  Corporate Actions            Reporting Services        Attn: Corporate Actions
     PO Box 8029                 c/o EquiServe               150 Royall Street
Boston, MA 02266-8029    100 William's Street, Galleria      Canton, MA 02021
                               New York, NY 10038
INFORMATION AGENT

     Georgeson Shareholder Communications Inc. will act as the information agent for the exchange offer. The information agent will help us administer the exchange offer and will answer questions and provide information to participants with respect to the exchange offer. The information agent is not authorized, and will not make, any recommendation to participants with respect to whether they should tender Election Notices. The information agent may be contacted as follows:

                                    GEORGESON
                                   SHAREHOLDER
                               COMMUNICATIONS INC.
                          17 State Street - 10th Floor
                            New York, New York 10004
                            Toll-Free (800) 223-2064

EXPIRATION DATE; EXTENSIONS

     The exchange offer will expire at 5:00 p.m., New York City time, on June 30, 2000, unless extended. We reserve the right to extend the exchange offer at our discretion, in which event the expiration date shall mean the time and date on which the exchange offer as so extended shall expire. We will notify the exchange agent of any extension prior to the expiration date. This notice will specify the date and time to which the exchange offer has been extended and may be given to the exchange agent by facsimile or orally, if confirmed in writing prior to 9:00 a.m. on the next business day. During any extension, all Election Notices previously tendered and not properly withdrawn will remain subject to the exchange offer, subject to the right of a tendering participant to withdraw his Election Notices in accordance with the procedures described above under "Withdrawal Rights."

     Any extension of the expiration date will be followed as soon as practicable, but in no event later than 9:00 a.m., New York City time, on the second business day after the previously scheduled expiration date, by public announcement, and any amendment of the exchange offer will be followed as soon as practicable by public announcement. Without limiting the manner by which we may choose to make such public announcement, we shall not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If we decide to waive, modify or amend a material provision of the exchange offer, we may do so at any time, or from time to time, provided that we give notice thereof in the manner specified above and extend the exchange offer to the extent required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With respect to the percentage of the class of securities being sought or a change in the consideration offered, Rule 13e-4(f)(1) under the Exchange Act generally requires that a tender offer remain open for at least 20 business days from the date that notice of the change is first published or sent or given to security holders. The minimum period during which an offer must remain open following other material changes in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. Any amendment to the exchange offer will apply to all eligible shares of common stock and all Election Notices, regardless of when or in what order the Election Notices are tendered. The term "business day" means a day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, we may cancel, modify or terminate the exchange offer and are not required to accept any Election Notices pursuant to the exchange offer if before the expiration of the exchange offer:

     (i) there shall be pending, instituted or threatened, any legal action or administrative proceeding before any court or government agency, by any government agency or any other person prohibiting, restricting or delaying the exchange offer;

     (ii) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any governmental authority, which would prohibit or materially restrict or delay consummation of the exchange offer; or

     (iii) there shall have occurred (and the adverse effect of such occurrence will be continuing) (a) any general suspension of, or limitation on prices for trading on, the other over-the-counter markets, (b) a declaration of a banking moratorium by United States or New York authorities, or (c) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States of America which could reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the exchange offer.

     In the event that we terminate the exchange offer pursuant to any of the conditions set forth above, the exchange agent will promptly return any tendered Election Notices to the participants.

EXPENSES

     We will not make any payments to any brokers, dealers or persons for soliciting Election Notices. We will, however, pay the exchange agent a $10,000 fee for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith, including any expenses incurred as a result of the extension. We have also agreed to pay the information agent a fee of approximately $7,500 plus disbursements for its services and to reimburse the information agent for its reasonable out-of-pocket expenses, including any expenses incurred as a result of the extension. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of this Supplement and related documents to the beneficial owners of eligible shares of common stock and in handling or forwarding tenders on behalf of their customers. We will also pay all legal, accounting, printing, listing, filing and other similar fees and expenses relating to the exchange offer.

                      RISKS RELATING TO THE EXCHANGE OFFER

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION INCLUDED IN THIS SUPPLEMENT AND IN THE OFFERING CIRCULAR BEFORE ELECTING TO PARTICIPATE IN THE EXCHANGE OFFER.

NON-PARTICIPANTS MIGHT BE ECONOMICALLY DISADVANTAGED.

     Shareholders who elect not to participate in the exchange offer may be economically disadvantaged. Shareholders who elect to participate in the exchange offer will receive one warrant to purchase 3.59662 shares of common stock at an exercise price of $0.1528 per share for each Participating Share. The Exchange Warrants are first exercisable 12 months following the date of issuance. The Exchange Warrants terminate four years from the date of issuance, unless earlier terminated (See "Description of Securities - Exchange Warrants"). The exercise of the Exchange Warrants could dilute the percentage ownership of shareholders who did not elect to participate in the exchange offer, as well as shareholders who did participate in the exchange offer but elect not to exercise their Exchange Warrants. While the exercise of Exchange Warrants triggers the exercisability of the Series E Warrant, and the exercise of the Series E Warrant and eventual conversion of the Series E Preferred into common stock would dilute the equity interest held by existing shareholders, the net effect of the exercise of Exchange Warrants is an overall increase in the percentage equity interest held by existing shareholders. (See "Effect of Restructuring and Exchange Offer on Capital Structure of the Company.")

THE MORE PARTICIPANTS WHO RECEIVE EXCHANGE WARRANTS IN THE EXCHANGE OFFER, THE GREATER THE NUMBER OF SHARES OF SERIES E PREFERRED STOCK THE SERIES E WARRANT ISSUED TO B III BECOMES EXERCISABLE FOR, WHICH, IF EXERCISED AND SUBSEQUENTLY CONVERTED INTO SHARES OF COMMON STOCK, WOULD RESULT IN DILUTION OF THE OWNERSHIP INTERESTS OF THE HOLDERS OF THE COMMON STOCK.

     As a part of the Restructuring, we issued the Series E Warrant to B III. To the extent that the Exchange Warrants are exercised the Series E Warrant becomes exercisable. The Series E Warrant entitles the holder to purchase up to 60,807.731 shares of Series E Preferred Stock at an exercise price of $.01 per share. Each share of Series E Preferred Stock may be converted into 1,000 shares of common stock. The Series E Preferred Stock may be converted into an aggregate of up to 60,807,731 shares of common stock without the payment of any additional consideration by the holders. The purpose of the issuance of the Series E Warrants was to protect the percentage interest of the equity held by B III in the form of the Series D Preferred Stock from being diluted by the exercise of the Exchange Warrants issued in the exchange offer. The conversion of Series E Preferred Stock would have a dilutive effect on the holders of common stock. (See "Effect of Restructuring and Exchange Offer of Capital Structure of the Company" and "Description of Securities - Series E Preferred Stock").

WE ARE ISSUING THE EXCHANGE WARRANTS IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 3(A)(9) OF THE SECURITIES ACT OF 1933, ARE NOT REGISTERING THE EXCHANGE WARRANTS, AND MIGHT NOT REGISTER THE SHARES OF COMMON STOCK UNDERLYING THE EXCHANGE WARRANTS UNTIL 12 MONTHS AFTER THE ISSUANCE OF THE EXCHANGE WARRANTS.

     The exchange offer is being made by us in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(9) thereof. We are relying on responses given by the Division of Corporation Finance of the Securities Exchange Commission in matters similar to this exchange offer. Because the common stock outstanding that is eligible to participate in the exchange offer has been registered under the Securities Act, the Exchange Warrants issued as part of the exchange will not be considered "restricted securities." However, the Exchange Warrants issued in the exchange offer and the shares of common stock underlying the Exchange Warrants are not registered. We do not intend to register the Exchange Warrants. We do intend to register the shares of common stock underlying the Exchange Warrants but not at any time during the first twelve months following their issuance. We do not intend to apply for the Exchange Warrants to be listed or traded on any securities exchange or national quotation system.

                               OTHER RISK FACTORS

     THE FOLLOWING ADDITIONAL RISK FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED IN THIS SUPPLEMENT AND THE OFFERING CIRCULAR BEFORE ELECTING TO PARTICIPATE IN THE EXCHANGE OFFER.

WE MIGHT BE UNABLE TO CONTINUE OPERATING AS A GOING CONCERN

     We have received a report from our independent auditors that includes an explanatory paragraph regarding uncertainty as to our ability to continue as a going concern. The factors cited by the auditors as raising substantial doubt as to our ability to continue as a going concern are our recurring losses from operations and shareholders' deficiency. We may incur losses for the foreseeable future due to the significant costs associated with the development, manufacturing and marketing of our products and due to the continued research and development activities that will be necessary to further refine our technology and products and to develop products with additional applications.

WE HAVE NEVER MADE A PROFIT AND MIGHT NEVER BECOME PROFITABLE.

     Since our inception on July 27, 1993, we have never made a profit. For the fiscal years ended December 31, 1996, 1997, 1998 and 1999 our net loss was $13,634,000, $22,986,000, $37,670,000, and $11,765,000 respectively. The significant decrease in net loss for the year ended December 31, 1999 was due to a $12.3 million extraordinary gain recorded on the cancellation of debt in conjunction with the financial Restructuring in November 1999 as well as efforts to reduce the operating expenses in early 1999. As of December 31, 1999 we had an accumulated deficit of $92,035,000 and a deficiency of shareholders' equity of $7,361,000. There can be no assurance that we will ever become profitable.

THE CONVERSION OF SHARES OF SERIES D PREFERRED STOCK, SERIES E PREFERRED STOCK, THE ISSUANCE OF SHARES OF COMMON STOCK UNDER THE 1999 LONG TERM COMPENSATION PLAN, AND EXERCISE OF EXCHANGE WARRANTS COULD RESULT IN SUBSTANTIAL DILUTION TO HOLDERS OF SHARES OF COMMON STOCK.

     There are 39,750 shares of Series D Preferred Stock outstanding that are convertible into 174,285,127 shares of common stock, at no additional consideration to the Company. In addition, we are conducting an exchange offer that is scheduled to expire on June 30, 2000, unless extended, in which we might issue up to 15,321,341 warrants to purchase, in the aggregate, up to 55,105,041 shares of common stock at an exercise price of $.1528 per share. If all of these Exchange Warrants were issued in the exchange offer and were then exercised, the Series E Warrant we issued to B III Capital Partners, LP as part of the Restructuring would be exercisable for 60,807.731 shares of Series E Preferred Stock for an aggregate exercise price of $608.07. The 60,807.731 shares of Series E Preferred Stock would be convertible into 60,807,731 shares of common stock at no additional consideration to the Company. Under the Long Term Compensation Plan, we have issued 15,657,490 shares of restricted common stock, and issued options to purchase 85,090,492 shares of common stock. We may issue up to 15,442,102 additional shares of common stock or options to purchase shares of common stock under that plan. The issuance of shares of common stock upon conversion of the Series D Preferred Stock and the Series E Preferred Stock could result in substantial dilution to existing shareholders. The issuance of shares of common stock upon the exercise of Exchange Warrants could result in substantial dilution to existing shareholders. In addition, the sale of shares of common stock, or the issuance of shares of common stock upon exercise of options granted under the 1999 Long Term Compensation Plan, could result in substantial dilution to existing shareholders. (See "Effect of Restructuring and Exchange Offer on Capital Structure of the Company").

THE TRADING MARKET FOR OUR SHARES OF COMMON STOCK IS LIMITED AND IS EXTREMELY VOLATILE.

     Our shares of common stock are traded on the OTC Bulletin Board ("OTCBB"). As of May 24, 2000 the OTCBB reports that there are 12 active market makers of our common stock. Six of the twelve market makers have accounted for approximately 87% of the trading in our common stock year to date. In order to trade shares of our common stock you must use one of these 12 market makers, unless you trade your shares in a private transaction. The average daily trading volume, as reported by the OTCBB as of May 24, 2000 was 72,727 shares. However, in the 120 days prior to May 24, 2000 the actual trading volume ranged from a low of 1,300 shares of common stock to a high of 418,800 shares of common stock. This low trading volume means there is limited liquidity in our shares of common stock. These factors result in a limited trading market for our common stock. In addition, the price of our common stock as traded on the OTCBB is extremely volatile. During the 120 days prior to May 24, 2000, the percentage difference between the daily low and high price of our common stock as traded on the OTCBB ranged from a low of 0% to a high of 166%, and routinely varied by 25% or more. The variances in our share price occurring on a daily basis make it extremely difficult to forecast with any certainty the price at which you might be able to buy or sell your shares of our common stock

OUR SHARES ARE CONSIDERED "PENNY STOCK" AND PURCHASES OF OUR COMMON STOCK ARE SUBJECT TO REGULATION UNDER THE SECURITIES ACT OF 1934.

     Our securities were delisted from Nasdaq in February of 1999 and are currently subject to the "penny stock" Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors". The SEC has adopted regulations which generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require substantial additional disclosure obligations.

THE SERIES D AND SERIES E PREFERRED STOCK CONTAIN RESTRICTIVE COVENANTS THAT LIMIT OUR ABILITY TO TAKE CERTAIN ACTIONS INCLUDING PAYING DIVIDENDS OR EFFECTING A CHANGE OF CONTROL.

     So long as at least 100 shares of Series D Preferred Stock or Series E Preferred Stock remain outstanding, without the prior written consent of the then holders of a majority of the outstanding shares of each of the Series D Preferred Stock and Series E Preferred Stock, we are restricted from, among other actions:

     (1)  issuing any dividends on our outstanding securities;

     (2) issuing any capital stock or debt with a preference to, or pari passu with, the Series D Preferred Stock, the Series E Preferred Stock, the outstanding Senior Discount Notes or the New Notes;

     (3) issuing any additional capital stock other than capital stock contemplated by the Restructuring; or

     (4) merging or consolidating with any other entity, or entering into any transaction that would constitute or have the effect of a change of control.

These restrictions limit our ability to obtain additional financing and could delay, defer, or prevent a change in control.

UNDER THE RESTRUCTURING AGREEMENT WE ENTERED INTO WITH B III CAPITAL PARTNERS LP, WE MAY BE REQUIRED TO DISCONTINUE CONDUCTING BUSINESS IN JURISDICTIONS IN WHICH B III IS REQUIRED TO COMPLY WITH GAMING RULES AND REGULATIONS BUT ELECTS NOT TO SO COMPLY.

     The Restructuring Agreement, dated November 24, 1999, by and between us and B III, contains a provision that grants B III the right to require us to discontinue conducting business in certain jurisdictions. Under that provision, if B III is required to apply for a gaming approval, which includes licensure, qualification, or a finding of suitability, B III may request that we withdraw from that jurisdiction and not sell our products or otherwise conduct business in that jurisdiction in any manner that would require B III to be required to apply for a gaming approval in that jurisdiction. If this were to happen, under the terms of the restructuring agreement, we have agreed that we will not seek any remedy against B III for its failure or refusal to apply for a gaming approval. This same provision could also limit our ability to enter into new markets in which B III would be required to obtain a gaming approval, but elects not to. The withdrawal from any jurisdiction in which we currently conduct business and our inability to enter new markets could have a material adverse affect on our business and financial condition.

THE SERIES D AND SERIES E PREFERRED STOCK HAVE A LIQUIDATION PREFERENCE TO THE COMMON STOCK.

     In connection with the restructuring, we issued 39,750 shares of Series D Preferred Stock, and a warrant to purchase 60,807.731 shares of Series E Preferred Stock B III. In the event of bankruptcy, liquidation or reorganization of the Company or certain other events, our assets will be available to redeem the Series D Preferred Stock and Series E Preferred Stock prior to any payment to holders of common stock, and there might not be sufficient assets remaining to pay any amounts to such holders of common stock.

THE RESTRUCTURING HAS GENERATED CONCERN AMONG OUR CUSTOMERS AND SUPPLIERS ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

     Public disclosure of the fact that we were negotiating with B III to restructure our outstanding obligations because we would not be able to make our interest obligations on our outstanding Senior Discount Notes as of July 1999, caused concern among our suppliers and purchasers of our products. We believe this concern has caused some potential customers to delay or decide against purchasing our products, and for existing clients to delay or decide against purchasing additional products, because they believe we may not be in business in the near term to provide them with assistance and support services for our products. We believe this has adversely affected our business and financial condition. There can be no assurance that the restructuring has minimized or in any way ameliorated the concerns of our suppliers and purchasers.

WE MIGHT NOT BE ABLE TO FUND OUR CAPITAL REQUIREMENTS BEYOND THE FISCAL YEAR
2000.

     We believe that our cash and cash equivalents and short-term investments will be sufficient to fund our capital and operating requirements through the end of fiscal year 2000. However, we may be required to seek additional financing following such time. There can be no assurance that we will be able to obtain such financing, or that, if we are able to obtain such financing, we will be able to do so on satisfactory terms or on a timely basis. If we raise additional funds through the issuance of equity, convertible debt or similar securities, shareholders may experience substantial dilution, and such securities may have rights or preferences senior to those of common stock. In addition, we must first obtain the prior written consent of B III in order to issue additional securities, which consent they may withhold at their sole discretion. (See "Description of Securities"). Moreover, if adequate funds are not available to satisfy our short-term or long-term capital requirements, we may be required to limit or discontinue our revenue sharing plan, scale back our product roll-out, or limit our operations significantly. Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can continue to introduce our products, the market acceptance and competitive position of our products, the extent to which the customers choose the revenue participation plan, the response of competitors to the products and our ability to satisfy the corporate licensing and product licensing requirements in various jurisdictions.

WE MAY NOT DECLARE DIVIDENDS WITHOUT THE PRIOR WRITTEN CONSENT OF B III.

     Under the terms and provisions of Amendment No. 2 to the Securities Purchase Agreement dated September 30, 1997, by and between us and B III Capital Partners, LP ("B III"), and the terms and provisions of the Securities Purchase Agreement dated November 24, 1999, by and between us and B III, we may not declare dividends on the common stock without the prior written consent of B III.

OUR CURRENT CAPITALIZATION COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL.

     On February 7, 2000 we filed a Certificate of Amendment to our Articles of Incorporation increasing the authorized number of shares of common stock from 50,000,000 to 750,000,000. As a result of the amendment, we have approximately 321,699,111 shares of authorized but unissued and unreserved shares of common stock. In addition, we have approximately 6,783,915 authorized but unissued and unreserved shares of preferred stock. Authorized but unissued common stock may be issued for such consideration as the board of directors determines to be adequate. Issuance of common stock could have a dilutive effect on certain shareholders. Shareholders may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the national securities exchange on which the common stock is then trading, if any, and the judgment of the board of directors. Shareholders have no preemptive rights to subscribe for newly issued shares of our capital stock. Having a substantial number of authorized and unreserved shares of common stock and preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock of. Management could use the additional shares or resist a takeover effort even if the terms of the takeover offer are favored by a majority of the independent shareholders. This could delay, defer, or prevent a change in control.

WE MIGHT NOT BE ABLE TO SUCCESSFULLY CHALLENGE OUR COMPETITORS IN THE GAMING MACHINE INDUSTRY.

     The gaming machine industry is characterized by intense competition that is based on, among other things, a device's ability to generate win per machine through product appeal to players, and knowledge of customer requirements such as ease of use, quality of service, support and training, distribution, name recognition and price. In recent years, the gaming machine market has been dominated by International Game Technology ("IGT"). Because of its extensive market presence, distribution capacity, player acceptance and financial, technological and other resources, IGT represents formidable competition. Several other companies, including Bally Gaming International, Inc., are established in, or are seeking to enter, the gaming machine business. Companies in historically unrelated industries, such as Sega Enterprises Ltd., have technological resources that could offer them a competitive advantage in developing multimedia-based gaming machines. In general, our existing competitors, as well as many potential new competitors, might have significantly greater financial and technical resources, as well as more established customer bases and distribution channels, any of which could afford them a competitive advantage in developing multimedia-based gaming machines. Any success we might have may benefit existing competitors and induce new competitors to enter the market. In the face of such competition, there can be no assurance that we will be a successful competitor in the gaming machine industry.

WE COULD LOSE KEY PERSONNEL TO COMPETITORS OR OTHER INDUSTRIES WHICH COULD DRAMATICALLY IMPACT OUR ABILITY TO CONTINUE OPERATIONS.

     Our success depends to a great extent on the management efforts of our officers and other key personnel and on our ability to attract new key personnel and retain existing key personnel. In particular, we depend on our officers who are currently qualified, licensed or found suitable in the gaming jurisdictions in which we operate, and our software engineers, programmers and designers who create, maintain and service our products. Competition is intense for highly skilled product development employees in particular. There can be no assurance that we will be successful in attracting and retaining such personnel or that we can avoid increased costs in order to do so. We are also faced with the possibility of losing key employees because of a perceived lack of job security. Our officers and key employees are not bound by noncompetition agreements that extend beyond their employment with us, and there can be no assurance that employees will not leave or compete against us. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on operating results and financial condition. We currently maintain a "key-man" life insurance policy in the amount of $3 million on the life of Andrew S. Pascal, the President and Chief Executive Officer of Silicon Gaming, Inc.

WE FACE LITIGATION AND LIMITED PROTECTION PROBLEMS WITH THE PROPRIETARY INTELLECTUAL PROPERTY WE RELY ON FOR OUR PRODUCTS.

     We regard our products as proprietary and rely primarily on a combination of patent, trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect our proprietary rights. Defense of intellectual property rights can be difficult and costly, and there can be no assurance that we will be able effectively to protect our technology from misappropriation by competitors. In addition, the protections offered by trademark, copyright and trade secret laws would not prevent a competitor from designing games having appearance and functionality that closely resemble our games. At present, our principal proprietary technology consists of our game authentication algorithm, which is designed to prevent tampering with the game software that is resident in our products, and our random number generator algorithm, which determines the outcome of each gaming proposition. While we believe that these algorithms are unique at present, there can be no assurance that a competitor will not succeed in developing an authentication algorithm or a random number generator algorithm that performs as well as, or better than, ours. Moreover, although we applied for and received certain patents and trademarks, there can be no assurance that such patents and trademarks will not be successfully challenged in future litigation.

     As the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. We have already faced claims of infringement and have also instituted proceedings against others we believed were infringing on our intellectual property rights. For example, in March 2000 we were served papers in connection with a patent infringement lawsuit filed against it and one other slot machine manufacturer by IGT. IGT is alleging infringement of a patent issued to IGT in September 1999 entitled "Game Machine and Method Using Touch Screen". We are presently unable to determine the financial impact, if any, of this litigation. Any present or future claims or litigation could be costly and could result in a diversion of management's attention, which could have a material adverse effect on our business and financial condition. Any settlement of such claims or adverse determinations in such litigation could also have a material adverse effect on our business, operating results and financial condition.

THE TECHNOLOGY WE USE IN OUR PRODUCTS IS CHANGING RAPIDLY AND WE MAY NOT BE ABLE TO TAKE ADVANTAGE OF THESE CHANGES.

     Our products utilize hardware components that have been developed primarily for the personal computer and multimedia industries. These industries are characterized by rapid technological change and product enhancements. Our ability to remain competitive and retain any technological lead may depend in part upon our ability to continually develop new slot machine games that take full advantage of the technological possibilities of state-of-the-art hardware. Should any of our current or potential competitors succeed in developing a competing software-based gaming platform, that competitor could be in a position to outperform us in our ability to exploit developments in microprocessor, video or other multimedia technology. The emergence of a suite of slot machine games that is superior to ours in any respect could substantially diminish product sales and thereby have a material adverse effect on our operating results and financial condition.

THE SLOWING TREND IN OPENING NEW CASINOS AND NEW GAMING OPPORTUNITIES COULD ADVERSELY AFFECT OUR BUSINESS.

     Growth in demand for slot machines historically has been driven by the opening of new casinos, including casinos in jurisdictions where gaming has recently been legalized. However, in recent years, the legalization of gaming in new jurisdictions has been significantly reduced; therefore, demand based on new openings will be largely limited to new projects in existing markets. There can be no assurance that the slot machine industry will sustain the rate of growth that occurred in the first half of the 1990s.

WE ARE SUBJECT TO NUMEROUS GAMING AND LICENSING CONTROL REGULATIONS AND UNDER CERTAIN CIRCUMSTANCES DESCRIBED BELOW, YOU, AS A SHAREHOLDER, MAY BE SUBJECT TO QUALIFICATION OR LICENSING IF YOU HOLD VOTING STOCK OF SILICON GAMING.

     In most jurisdictions, any beneficial owner of our common stock is subject, at the discretion of the gaming regulatory authorities of those jurisdictions in which we operate or seek to operate, to being required to file applications with gaming regulatory authorities, be investigated and found suitable or qualified as such. In addition, shareholders whose holdings of common stock exceed certain designated percentages are subject to certain reporting and qualification requirements imposed by state and federal gaming regulators and, any shareholder, if found to be unsuitable, may be required to dispose of its holdings of common stock. (See "Gaming Regulations and Licensing")

                            DESCRIPTION OF SECURITIES

     COMMON STOCK. We are authorized to issue up to 750,000,000 shares of common stock, par value $.001 per share. Each share of common stock entitles the holder to one vote in matters in which shareholders are eligible to vote.

     SERIES D PREFERRED STOCK. The rights, preferences, privileges and limitations of the Series D Preferred Stock are set forth in a Certificate of Determination filed with the Secretary of State of California as of November 24, 1999. The Series D Preferred Stock have rights to receive dividends when, as and if declared by the board of directors. Dividends may not be paid on any other capital stock junior to the Series D Preferred Stock prior to an equal dividend payment to the holders of the Series D Preferred Stock. Currently, the Series A1 Preferred Stock, Series B1 Preferred Stock, common stock and Series E Preferred Stock are all considered junior to the Series D Preferred Stock; however, at this time there are no outstanding shares of Series A1 Preferred Stock, Series B1 Preferred Stock or Series E Preferred Stock. The Series D Preferred Stock may be converted into shares of common stock at a conversion rate of 4,384.53 shares of common stock, subject to adjustment, for each share of Series D Preferred Stock. The holders of the Series D Preferred Stock are not required to pay any additional consideration in order to convert their shares into shares of common stock.

     The Series D Preferred Stock has a liquidation preference to the common stock and the Series E Preferred Stock. In the event of a liquidation, dissolution or winding up, each share of Series D Preferred Stock is entitled to receive out of the assets available for distribution, on a pro-rata basis, 100% of any proceeds up to the first $20 million in aggregate amount, and a formula-based percentage of any proceeds in excess of $20 million in aggregate amount the remainder of which would be available for distribution to the holders of any capital stock junior to the Series D Preferred Stock.

     The Series D Preferred Stock may be redeemed at any time. In the event of a Change of Control (as that term is defined in the Certificate of Determination for the Series D Preferred Stock), a majority of the outstanding holders of the Series D Preferred Stock may require the Company to redeem the shares. The shares may be redeemed at the greater of the liquidation preference stated above, or the fair market value of the common stock into which the shares of Series D Preferred Stock could then be converted. If the holders of the Series D Preferred Stock exercise their right to require redemption of their shares of Series D Preferred Stock upon a Change of Control the redemption price is the greater of the liquidation preference set forth above or the fair market value of the common stock into which the shares of Series D Preferred Stock could then be converted. No sinking fund is required for the redemption of the Series D Preferred Stock. The holders of the Series D Preferred Stock are not required to convert their shares into common stock in order to receive the benefit of the liquidation preference or a redemption upon a Change of Control. There is no restriction on the repurchase or redemption of Series D Preferred Stock while there is any arrearage in the payment of dividends.

     The Series D Preferred Stock are non-voting securities. However, the holders of the Series D Preferred Stock will have the right to vote the number of shares of common stock into which all of such holders' shares of Series D Preferred Stock are convertible, as a class with the other holders of common stock, but not as a separate class, only if such holder has first received all prior approvals required under applicable gaming laws for conversion of all of the shares of Series D Preferred Stock held by such holder and such holder has complied with any filing requirements prerequisite to such holders' conversion of all of the shares of Series D Preferred Stock held by such holder. We are subject to the gaming laws and the gaming authorities of the various jurisdictions in which we operate. The gaming laws and the gaming authorities of those jurisdictions generally require a gaming license, a finding of suitability, or some form of approval for any one party who holds a large percentage of the outstanding voting stock of a gaming company. B III does not currently hold a gaming license in any state in which we are subject to gaming laws, nor has it received a finding of suitability or other approval in any of those jurisdictions. It is our belief that B III has no current intention to seek any such license, finding of suitability, or other approval in any jurisdiction in which we operate. There can be no assurance, however, that B III or any subsequent holder of the Series D Preferred Stock will not seek such license, finding of suitability, or other approval in the future.

     The Series D Preferred Stock does not have preemptive rights. The Series D Preferred Stock, as issued to B III, is fully paid and non-assessable. The Series D Preferred Stock is not registered and is considered a "restricted security" as that term is defined in Rule 144 of the Securities Act of 1933, as amended. The Series D Preferred Stock may not be transferred unless it has first been registered under applicable securities laws or there exists an exemption from registration for such transfer.

     So long as at least 100 shares of Series D Preferred Stock remain outstanding, without the prior written consent of the then holders of a majority of the outstanding shares of Series D Preferred Stock, we are restricted from, among other actions:

     (1)  issuing any dividends on our outstanding securities;

     (2) issuing any capital stock or debt with a preference to or pari passu with the Series D Preferred Stock, the Series E Preferred Stock, the Amended Notes or the New Notes;

     (3) issuing any additional capital stock other than capital stock contemplated by the Restructuring; or

     (4) merging or consolidating with any other entity, or entering into any transaction which would constitute or have the effect of a change of control.

     These restrictions could delay, defer, or prevent a change in control.

     SERIES E PREFERRED STOCK. The rights, preferences, privileges and limitations of the Series E Preferred Stock are set forth in a Certificate of Determination filed with the Secretary of State of California as of November 24, 1999. The Series E Preferred Stock have rights to receive dividends when, as and if declared by the board of directors. Dividends may not be paid on any other capital stock junior to the Series E Preferred Stock prior to an equal dividend payment to the holders of the Series E Preferred Stock. Currently, the Series A1 Preferred Stock, Series B1 Preferred Stock, and the common stock are all considered junior to the Series E Preferred Stock. The Series D Preferred Stock is considered senior to the Series E Preferred Stock; however, at this time there are no outstanding shares of Series A1 Preferred Stock or Series B1 Preferred Stock. The Series E Preferred Stock may be converted into shares of common stock at a conversion rate of 1,000 shares of common stock, subject to adjustment, for each share of Series E Preferred Stock. The holders of the Series E Preferred Stock are not required to pay any additional consideration in order to convert their shares into shares of common stock.

     The Series E Preferred Stock may be redeemed at any time. In the event of a Change of Control (as such term is defined in the Certificate of Determination for the Series E Preferred Stock), a majority of the outstanding holders of the Series E Preferred Stock may require the Company to redeem the shares. No sinking fund is required for the redemption of the Series E Preferred Stock. There is no restriction on the repurchase or redemption of Series E Preferred Stock while there is any arrearage in the payment of dividends. The Series E Preferred Stock does not have a liquidation preference to the common stock.

     The Series E Preferred Stock are non-voting securities. However, the holders of the Series E Preferred Stock will have the right to vote the number of shares of common stock into which all of such holders' shares of Series E Preferred Stock are convertible, as a class with the other holders of common stock, but not as a separate class, only if such holder has first received all prior approvals required under applicable gaming laws for conversion of all of the shares of Series E Preferred Stock held by such holder and such holder has complied with any filing requirements prerequisite to such holders' conversion of all of the shares of Series E Preferred Stock held by such holder. We are subject to the gaming laws and the gaming authorities of the various jurisdictions in which we operate. The gaming laws and the gaming authorities of those jurisdictions generally require a gaming license, a finding of suitability, or some form of approval for any one party who holds a large percentage of the outstanding voting stock of a gaming company. B III does not currently hold a gaming license in any state in which we are subject to gaming laws, nor has it received a finding of suitability or other approval in any of those jurisdictions. It is our belief that B III has no current intention to seek any such license, finding of suitability, or other approval in any jurisdiction in which we operate. There can be no assurance, however, that B III or any subsequent holder of the Series E Preferred Stock will not seek such license, finding of suitability, or other approval in the future.

     The Series E Preferred Stock does not have preemptive rights. The Series E Preferred Stock, if and when issued in accordance with the terms and provisions of the Series E Warrants, will be fully paid and non-assessable. The Series E Preferred Stock is not registered and is considered a "restricted security" as that term is defined in Rule 144 of the Securities Act of 1933, as amended. The Series E Preferred Stock may not be transferred unless it has first been registered under applicable securities laws or there exists an exemption from registration for such transfer.

     So long as at least 100 shares of Series E Preferred Stock remain outstanding, without the prior written consent of the then holders of a majority of the outstanding shares of Series E Preferred Stock, we are restricted from, among other actions:

     (1)  issuing any dividends on our outstanding securities;

     (2) issuing any capital stock or debt with a preference to or pari passu with the Series D Preferred Stock, the Series E Preferred Stock, the Amended Notes or the New Notes;

     (3) issuing any additional capital stock other than capital stock contemplated by the Restructuring; or

     (4) merging or consolidating with any other entity, or entering into any transaction which would constitute or have the effect of a change of control.

     These restrictions could delay, defer, or prevent a change in control.

     SERIES E WARRANTS. The Series E Warrants issued to B III are not immediately exercisable upon issuance. The number of Series E Warrants that are exercisable is based on the number of Exchange Warrants actually exercised as a percentage of the number of Exchange Warrants issued. The actual exercise of Exchange Warrants triggers the exercisability of the Series E Warrants. To the extent that Exchange Warrants are actually exercised, a portion of the Series E Warrant becomes exercisable according to the following formula:

        The number of shares of common stock for which Exchange Warrants are exercised, divided by,

          (3.59662 multiplied by the total number of Exchange Warrants issued in the exchange offer)

The Series E Warrants, or portions thereof that become exercisable, may be exercised for up to 180 days following the date they become exercisable, after which time, if not exercised, they terminate. However, if the portion of the Series E Warrant that becomes exercisable is for fewer than 100 shares of Series E Preferred Stock, it will remain exercisable for an additional 180 days before it terminates. No Series E Warrant may be exercised after the earlier of (i) the close of business on the 180th day after the fourth anniversary of its issue date, or (ii) the date that the warrant is exercised. The Series E Warrants are, in the aggregate, exercisable for up to 60,807.731 shares of Series E Preferred Stock. The only Series E Warrants outstanding are the 60,807.731 Series E Warrants issued to B III as a part of the restructuring. The Series E Warrants are exercisable at an exercise price of $0.01 per share. The warrant exercise price is not subject to adjustment. There can be no assurance that the Series E Warrants will be exercised in whole or in part, at any time, or from time to time.

     EXCHANGE WARRANTS. Each of the Exchange Warrants to be issued as part of the proposed exchange offer will be exercisable for 3.59662 additional shares of common stock, subject to adjustment. The exercise price of the Exchange Warrants is $0.1528 per share. In addition, the Exchange Warrants are only exercisable after the first anniversary of issuance and will terminate four years from their issuance, it not otherwise terminated prior to that time. If the share price of the Company's common stock, as reported on the Nasdaq National Market or a national securities exchange, exceeds $0.2346 per share for twenty consecutive trading days, the holders of the Exchange Warrants would have 180 days to exercise the Exchange Warrants or they would automatically expire. This provision is not effective while the common stock is trading on the OTCBB or during the first two years following issuance of the Exchange Warrants. The actual exercise of Exchange Warrants triggers the exercisability of the Series E Warrants. To the extent that Exchange Warrants are actually exercised, a portion of the Series E Warrant becomes exercisable according to the following formula:

        The number of shares of common stock for which Exchange Warrants are exercised, divided by,

          (3.59662 multiplied by the total number of Exchange Warrants issued in the exchange offer)

See "Description of Securities - Series E Warrants".

                              FINANCIAL STATEMENTS

     The financial statements for the fiscal year ended December 31, 1999, were provided in the Offering Circular dated April 17, 2000. The following additional financial statements of the Company are set forth below:

*    Consolidated Balance Sheets - March 31, 2000 and March 31, 1999;

* Consolidated Statements of Operations - Three-Month Period ended March 31, 2000 and March 31, 1999;

* Consolidated Statements of Cash Flows - Three-Month Period ended March 31, 2000 and March 31, 1999;

*    Notes to Consolidated Financial Statements;

*    Pro Forma Balance Sheets - March 31, 2000 and December 31, 1999;

*    Notes to Pro Forma Financial Statements; and

*    Computation of Ratio of Earnings to Fixed Charges.

                              SILICON GAMING, INC.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      March 31,      December 31,
                                                                        2000            1999
                                                                      --------        --------
                                                                     (Unaudited)
                                     ASSETS
CURRENT ASSETS:
  Cash and equivalents ...........................................   $    837         $    877
  Short-term investments .........................................      1,000
  Accounts receivable (net of allowances of $1,044
   in 2000 and $1,169 in 1999) ...................................      1,963            1,188
  Inventories ....................................................      5,801            7,331
  Prepaids and other .............................................        834            1,069
                                                                     --------         --------
      Total current assets .......................................      9,435           11,465
  PROPERTY AND EQUIPMENT, NET ....................................      3,313            3,795
  OTHER ASSETS, NET ..............................................        299              321
                                                                     --------         --------

      TOTAL ASSETS ...............................................   $ 13,047         $ 15,581
                                                                     ========         ========
                    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Accounts payable ...............................................   $  1,252         $  1,389
  Accrued liabilities ............................................      1,545            1,655
  Deferred revenue ...............................................      1,131              240
  Line of credit .................................................        622
                                                                     --------         --------
  Current portion of long-term obligations .......................      1,152            1,165

      Total current liabilities ..................................      5,080            5,071
OTHER LONG-TERM LIABILITIES ......................................      1,609            1,611
LONG-TERM OBLIGATIONS ............................................     10,379           10,428
LONG-TERM ACCRUED INTEREST .......................................      5,777            5,832

SHAREHOLDERS' DEFICIENCY
  Common Stock, $.001 par value; 750,000,000 shares
   authorized; shares Outstanding: March 31, 2000 --
   30,978,831; December 31, 1999 -- 30,949,273 ...................     64,123           64,123
  Preferred Stock, $.001 par value; 6,884,473 shares
   authorized; shares outstanding at March 31, 2000 --
   39,750 (liquidation preference up to $39.75 million) ..........     20,000           20,000
Warrants .........................................................      5,542            5,542
Notes receivable from shareholders ...............................       (344)            (345)
Deferred stock compensation
                                                                       (4,355)          (4,646)
Accumulated deficit ..............................................    (94,764)         (92,035)
                                                                     --------         --------
      Total shareholders' deficiency .............................     (9,798)          (7,361)
                                                                     --------         --------
      TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY .............   $ 13,047         $ 15,581
                                                                     ========         ========

                See notes to consolidated financial statements.

                              SILICON GAMING, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)


                                                            Three Months Ended
                                                                 March 31,
                                                            --------------------
                                                             2000         1999
                                                            -------      -------
REVENUE
  Hardware ..............................................   $ 1,978      $ 3,672
  Software ..............................................       645        1,387
  Participation .........................................       448          602
  Other .................................................        32
                                                            -------      -------

  Total revenue .........................................   $ 3,103      $ 5,661

OPERATING EXPENSES:
  Cost of sales and related manufacturing expenses ......     1,987        4,219
  Research and development ..............................       613        2,348
  Selling, general and administrative ...................     3,136        2,896
  Restructuring charges .................................                  3,312
                                                            -------      -------
  Total costs and expenses ..............................     5,736       12,775
                                                            -------      -------
    Loss from operations ................................     2,633        7,114

  Interest expense, net .................................        96        1,926

NET LOSS ................................................   $ 2,729      $ 9,040
                                                            =======      =======

Basic and diluted net loss per share ....................   $  0.09      $  0.64
                                                            =======      =======

Shares used in computation ..............................    30,959       14,115

                 See notes to consolidated financial statements.

                              SILICON GAMING, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            Three Months Ended
                                                                March 31,
                                                           --------------------
                                                            2000         1999
                                                           -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .............................................    $(2,729)     $(9,040)
 Reconciliation to net cash used in operating
   activities:
     Depreciation and amortization ....................        517        1,726
     Accrued interest .................................        (55)       1,125
     Accretion of debt discount .......................                     599
     Deferred stock compensation ......................        291
     Restructuring charges ............................                   2,566
     Deferred rent ....................................         (2)          19
 Changes in assets and liabilities:
     Accounts receivable ..............................       (775)       1,297
     Inventories ......................................      1,530          553
     Prepaid and other ................................        235           10
     Participation units ..............................        (44)         406
     Accounts payable .................................       (137)        (529)
     Accrued liabilities ..............................       (110)        (285)
     Deferred revenue .................................        891         (285)
                                                           -------      -------

        Net cash used in operating activities .........       (388)      (1,838)
                                                           -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of property and equipment ................         --         (311)
 Sale of property and equipment .......................          9           --
 Sales and maturities of short-term investments .......      1,000           --
 Other assets, net ....................................         22          (31)
                                                           -------      -------
        Net cash provided by (used in) investing
         activities ...................................      1,031         (342)
                                                           -------      -------
CASH FLOW FROM FINANCING ACTIVITIES:
 Proceeds from term loans and line of credit ..........        250           --
 Repayment of bank line of credit .....................       (622)      (1,868)
 Sale of Common Stock, net of notes receivable ........         --           48
 Collection of note receivable ........................          1            9
 Repayment of term loans ..............................       (265)        (235)
 Repayment of capital lease obligations ...............        (47)         (76)
                                                           -------      -------

        Net cash provided by financing activities .....       (683)      (2,122)
                                                           -------      -------
NET DECREASE IN CASH AND EQUIVALENTS ...................       (40)      (4,302)
 Beginning of period ..................................        877        8,399
                                                           -------      -------
 End of period ........................................    $   837      $ 4,097
                                                           =======      =======
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for interest .............    $   182      $   173
                                                           -------      -------
 Conversion of preferred stock to Common Stock ........    $    --      $    --
                                                           =======      =======

                 See notes to consolidated financial statements.

                              SILICON GAMING, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

     The accompanying consolidated balance sheet as of March 31, 2000, the consolidated statements of operations for the three months ended March 31, 2000 and 1999, and the consolidated statements of cash flows for the three months ended March 31, 2000 and 1999, are unaudited. In the opinion of management, these financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for the fair presentation of the financial position and operating results as of such dates and for such periods. The unaudited information should be read in conjunction with the audited consolidated financial statements of Silicon Gaming, Inc. ("Silicon Gaming" or the "Company") and the notes thereto for the year ended December 31, 1999 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred operating losses every year since its inception and at March 31, 2000, had an accumulated deficit of $94,764,000 and a shareholders' deficiency of $9,798,000. The Company has been required to obtain additional financing every year to be able to fund its ongoing operations. Based on historical levels of cash usage, the above factors raise substantial doubt about the Company's ability to continue as a going concern. In the fourth quarter of 1999 the Company completed a substantial restructuring of its capitalization whereby $39.75 million of Senior Discount Notes and approximately $8.3 million of accrued interest were converted into Preferred Stock, and the remaining terms of the Senior Discount Notes were modified to reduce the interest rate thereon and extend the payment terms. Concurrent with the restructuring, the Company borrowed $2 million under new Senior Discount Notes and established a facility whereby up to an additional $3 million of new Senior Discount Notes may be issued upon meeting certain financial and operational milestones. Management continues to review financing and other strategic alternatives available to the Company such as additional equity or debt offerings in the Company or certain of its subsidiaries, joint ventures, alternative distribution channels, direct investment by third parties into several of the Company's strategic business opportunities and sale of all or part of the Company's assets to improve the Company's liquidity position. Management believes that these steps, plus sales related to proposed new product introductions, will provide sufficient cash and working capital for the Company to meet its ongoing obligations and to allow it to continue operating as a going concern through at least the end of 2000. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     NET LOSS PER SHARE - Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock. Common share equivalents including stock options, warrants and Redeemable Convertible Preferred Stock aggregating 104,534,555 shares, 116,712,841 shares and 235,092,858 shares, respectively, as of March 31, 2000 and 4,652,569 shares, 919,443 shares and 983,143 shares, respectively, as of March 31, 1999, have been excluded from all periods presented, as their effect would be antidilutive.

     The following is a reconciliation of the numerators and denominators of the basic and diluted net loss per share computations (in thousands except per share amounts):

                                                            Three Months Ended
                                                                 March 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
Net Loss (Numerator):
Net Loss, basic and diluted..............................   $(2,729)   $(9,040)
                                                            =======    =======
Shares (Denominator)
Weighted average common shares outstanding...............    30,959     14,277
Weighted average common shares subject to repurchase.....                 (162)
                                                            -------    -------

Shares used in computation...............................    30,959     14,115
                                                            =======    =======

Net Loss Per Share, Basic and Diluted....................   $  0.09    $  0.64
                                                            =======    =======

     Certain prior year amounts have been reclassified to conform to the current year presentation.

2.   INVENTORIES

     Inventories are stated at lower of cost (first-in, first-out) or market and consist of the following (in thousands):

                                                         March 31,  December 31,
                                                           2000        1999
                                                          -------     -------
Raw materials..........................................   $   971     $   849
Work in process........................................       642         111
Finished goods.........................................     4,188       6,371
                                                          -------     -------

                                                          $ 5,801     $ 7,331
                                                          =======     =======

3.   CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company invests only in high credit quality short-term debt with its surplus funds. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. The Company maintains reserves for estimated potential credit losses. As of March 31, 2000, two customers accounted for 18% and 8% of accounts receivable. For the three months ended March 31, 2000, one customer accounted for 10% of revenue. For the three months ended March 31, 1999, one customer accounted for 15% of revenue.

4.   BORROWING ARRANGEMENTS

     The Company had a $4 million secured revolving line of credit agreement based on the Company's eligible accounts receivable, which expired on December 31, 1999. The Company subsequently repaid all outstanding balances under this agreement in February 2000. As of April 30, 2000, the Company was in the process of formalizing a new revolving line of credit. See Note 5.

     Borrowing arrangements consist of the following (in thousands):

                                                         March 31,  December 31,
                                                           2000        1999
                                                         --------    --------
Senior Discount Notes.................................   $  9,750    $  9,500
Capital lease obligations.............................          8          55
Other long-term obligations...........................      1,773       2,038
                                                         --------    --------

                                                           11,531      11,593
Current obligation....................................    (1,152)     (1,165)
                                                         --------    --------

Long-term portion.....................................   $ 10,379    $ 10,428
                                                         ========    ========

5.   SUBSEQUENT EVENTS

     In March 2000 the Company was served papers in connection with a patent infringement lawsuit filed against it and one other slot machine manufacturer by International Game Technology, Inc. (IGT). As disclosed in November 1999, IGT is alleging infringement of a patent issued to IGT in September 1999 entitled "Game Machine and Method Using Touch Screen". The Company has not yet responded to the lawsuit and the Company's management denies the assertions of infringement. The Company is presently unable to determine the financial impact, if any, of this litigation. The costs of defending this lawsuit may be substantial and may require significant amounts of senior management time. Any adverse result from such litigation could materially and adversely affect the Company's liquidity and capital resources. No adjustments have been made in the accompanying consolidated financial statements relating to this litigation.

     In March 2000, a former distributor of the Company's products, filed suit against the Company in the United States District Court for the District of South Carolina. The distributor seeks repayment of $1 million, plus damages, in connection with machines previously shipped to the distributor in 1998. The Company is in the process of arbitration as required by the Distribution Agreement, seeking to recover outstanding receivables from the distributor when it received this lawsuit. The Company is still in the preliminary stages of investigating the allegations contained in the suit and has not yet responded to the complaint.

     In March 2000, the Company entered into a secured revolving line of credit with a new bank based upon eligible accounts receivable. Under the terms of this borrowing arrangement, which will initially expire in May 2001 (and subject to automatic renewal provisions), the Company may borrow up to $2 million. Borrowings will bear interest at the bank's prime rate (9.50% at May 18, 2000) plus 1.5%. The Company will issue the bank warrants to up to acquire $35,000 worth of shares of Common Stock at a per share price not to exceed $.35 (35 cents) per share, which may be exercised over a five-year period. The exercise price of the warrants adjust to the fair market value of the underlying common stock, at the date of exercise, with a maximum cumulative exercise value of $35,000.

     On April 13, 2000 and May 3, 2000, respectively, the Company, through one its wholly-owned subsidiaries, entered into convertible note (the "Convertible Notes") financing agreements for $2.5 million. The Convertible Notes bear interest at a rate of 10% per annum with principal and interest to convert automatically into Series A Convertible Notes Preferred Stock Share to be issued by the subsidiary company, upon the completion of an additional $3.5million issuance. The Convertible Notes shall be due and payable in full on demand, on or after July 12, 2000, unless automatically converted as described above.

                              SILICON GAMING, INC.
                      CONSOLIDATED PRO FORMA BALANCE SHEETS
                              As of March 31, 2000
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                        March 31,     Pro Forma
                                                          2000        Adjustment    Pro Forma
                                                         --------      --------      --------
                                     ASSETS

CURRENT ASSETS:
  Cash and equivalents .......................................     $    837     $ 11,653      $ 12,490
  Short-term investments
  Accounts receivable (net of allowances
    of $1,044 in 2000 and $1,169 in 1999) ....................        1,963                      1,963
  Inventories ................................................        5,801                      5,801
  Prepaids and other .........................................          834                        834

      Total current assets ...................................        9,435       11,653        21,088
                                                                   --------     --------      --------
PROPERTY AND EQUIPMENT, NET ..................................        3,313                      3,313
OTHER ASSETS, NET ............................................          299                        299
                                                                   --------     --------      --------

TOTAL ASSETS .................................................     $ 13,047     $ 11,653      $ 24,700
                                                                   ========     ========      ========

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Accounts payable ...........................................     $  1,252                   $  1,252
  Accrued liabilities ........................................        1,545                      1,545
  Deferred revenue ...........................................        1,131                      1,131
  Line of credit
  Current portion of long-term obligations ...................        1,152                      1,152

Total Current Liabilities ....................................        5,080                      5,080
OTHER LONG-TERM LIABILITIES ..................................        1,609                      1,609
LONG-TERM OBLIGATIONS ........................................       10,379                     10,379
LONG-TERM ACCRUED INTEREST ...................................        5,777                      5,777

SHAREHOLDER'S DEFICIENCY

Common Stock, $.01 PAR VALUE; 750,000,000 shares
  authorized; 421,709,324 outstanding pro forma
  Preferred Stock, $.001 par value; ..........................       64,123       31,418        95,541
Preferred Stock, $.001 par value; 6,884,473 shares
  authorized, -0- outstanding ................................       20,000      (20,000)            0
Warrants .....................................................        5,542                      5,542
Notes receivable from shareholders ...........................         (344)         235          (109)
Deferred stock compensation ..................................       (4,355)                    (4,355)
Accumulated deficiency .......................................      (94,764)                   (94,764)
      Total shareholders' deficiency .........................       (9,498)      11,653         1,855
                                                                   --------     --------      --------
      TOTAL LIABILITIES AND SHAREHOLDERS'
        DEFICIENCY ...........................................     $ 13,047     $ 11,418      $ 24,700
                                                                   ========     ========      ========

Book value per common share ..................................     $ (0.316)                  $ (0.004)

                  See Notes to Pro Forma Financial Statements.

                              Silicon Gaming, Inc.
                     Notes to Pro Forma Financial Statements


1.   Basis for Presentation

     The pro forma balance sheets of Silicon Gaming, Inc. present the pro forma effects of:

     * the issuance of 55,105,041 shares of common stock upon exercise of 15,321,431 Exchange Warrants at an exercise price of $0.1528 per share;

     * the issuance of 60,807.731 shares of Series E Preferred Stock upon exercise of the Series E Warrant at an exercise price of $0.01 per share, and the subsequent conversion of the 60,807.731 shares of Series E Preferred Stock into 60,807,731 shares of common stock for no additional consideration;

     * the issuance of 174,285,127shares of common stock upon conversion of the 39,750 shares of outstanding Series D Preferred Stock for no additional consideration; and

     * the issuance of 116,190,084 shares of common stock under the 1999 Long Term Compensation Plan.

All of the above are based on the following assumptions:

     * All of the events set forth above occurred or were consummated on the first day of each period presented in the pro forma balance sheet.

     * All Exchange Warrants are issued and exercised for cash at the initial exercise price of $0.1528 per share of common stock for an aggregate total of proceeds to the Company of $8,420,050. The Exchange Warrants may be exercised without paying cash by the holder electing to use a "cashless exercise". Holders of Exchange Warrants may exercise those warrants by either paying with shares of common stock held, or, electing to receive fewer shares of common stock for the exercise of the warrant (for example, if the common stock is trading at $.3056 per share, a holder of an Exchange Warrant exercisable for 100 shares could elect to use the value of 50 of those shares as consideration for the exercise of the warrant and receive a net of 50 shares, for no cash consideration, and the Exchange Warrant would be considered exercised in full).

     * The Series E Warrant was exercised in full for proceeds to the Company of $608.07.

     * Of the 116,190,084 shares of common stock available under the 1999 Long Term Compensation Plan:

          (1) The promissory notes issued as consideration for the 15,657,490 shares of restricted stock issued on November 24, 1999, for an aggregate total of proceeds to the Company of $234,862, are paid in full;

          (2) 85,090,042 shares were issued upon exercise of options granted under the plan at an exercise price of $0.0075; and

          (3) 15,442,102 were issued upon exercise of options, or purchase of common stock, at a price of $0.1528 per share (The Company is unable to estimate with any accuracy the exercise price at which any of the options to purchase common stock remaining in the 1999 Long Term Compensation Plan will be issued, and is using the exercise price of the Exchange Warrants for purposes of this calculation. The actual exercise prices may be higher or lower resulting in a difference in possible proceeds to the Company.);

               for an aggregate total of proceeds to the Company of $3,232,590. Holders of options issued under the 1999 Long Term Compensation Plan may exercise those options by either paying with shares of common stock held, or, electing to receive fewer shares of common stock for the exercise of the option through a "cashless exercise". For example, if the common stock is trading at $0.30 per share, and a holder's options are exercisable at a price of $0.15 per share, a holder of an option exercisable for 100 shares could elect to use the value of 50 of those shares as consideration for the exercise of the option and receive a net of 50 shares, for no cash consideration, and the option would be considered exercised in full.

     * The numbers provided do not include an offset of accumulated offering costs against net proceeds.

Because of these assumptions the pro forma financial data presented in the pro forma balance sheet and statement of operations may not be indicative of future events. There can be no assurance

     *    that we will  receive  any  proceeds  from the  exercise  of  Exchange
          Warrants;

     * that we will receive any proceeds from the exercise of options issued under the 1999 Long Term Compensation Plan;

     * that the Series E Warrant, or any portion of it, will ever be exercised;

     * that the Series E Preferred Stock, if ever issued, will ever be converted into shares of common stock;

     * that any of the shares of Series D Preferred Stock will ever be converted into shares of common stock; or

     * that the promissory notes issued to the Company as consideration for restricted stock issued under the 1999 Long Term Compensation Plan will ever be paid in full.

                        PRO FORMA STATEMENT OF OPERATIONS

     The impact of the Restructuring on our Statements of Operations has been a decrease in our interest payments as a result of the cancellation of $37.25 million in Senior Discount Notes. The effect of that cancellation is reflected in the financial statements for the Company for the fiscal year ended December 31, 1999, including our balance sheets and statements of operations, provided in the Offering Circular dated April 17, 2000, as well as in our Form 10-Q for the Three-Month Period ended March 31, 2000. Our Form 10-K for the fiscal year ended December 31, 1999, and our Form 10-Q for the Three-Month Period ended March 31, 2000, were filed with the SEC. The issuance of the Exchange Warrants, the issuance of common stock upon exercise of the Exchange Warrants, the exercise of the Series E Warrant and the subsequent conversion of the Series E Preferred Stock into shares of common stock, the conversion of the Series D Preferred Stock, and the issuance of common stock under the 1999 Long Term Compensation Plan would not have an effect on our statements of operations other than to significantly decrease the "Net Loss per Share" amount without any increase in actual revenues, or decrease in actual loss. The proceeds to the Company, if any, from any exercise of the Exchange Warrants or the Series E Warrants, or the exercise of any options issued under the 1999 Long Term Compensation Plan, or the sale of common stock under the 1999 Long Term Compensation Plan, would not contribute to the revenues of the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company had a Deficiency of Earnings to cover Fixed Charges, as that term is defined under Item 503(d) of Regulation S-K, as follows:

     1.   For the fiscal year ended December 31, 1998       $(31,409,000)

     2.   For the fiscal year ended December 31, 1999       $(16,840,000)

     3.   For the Three-Month Period ended March 31, 2000   $ (2,633,000)

For the periods stated above, the Company had net losses of $37,670,000, $11,765,000 and $2,729,000, respectively. The "Fixed Charges", as that term is defined under Instruction number 1(A) to Item 503(d) of Regulation S-K, for each of those periods was less than the net losses, and as a result, the Company 's "Earnings", as that term is defined under Item 503(d)(C) for the fiscal year ended December 31, 1998, the fiscal year ended December 31, 1999, and the Three-Month Period ended March 31, 2000, was less than zero.

     On a pro forma basis, the Ratio of Earnings to Fixed Charges for the same periods would remain unchanged. As stated above under Pro Forma Statements of Operations, the effect of the cancellation of $39.75 million in Senior Discount Notes as a result of the Restructuring completed in November of 1999 is reflected in the financial statements for the Company for the fiscal year ended December 31, 1999, including our balance sheets and statements of operations, provided in the Offering Circular dated April 17, 2000, as well as in our Form 10-Q for the Three-Month Period ended March 31, 2000. The proceeds to the Company, if any, from any exercise of the Exchange Warrants or the Series E Warrants, or the exercise of any options issued under the 1999 Long Term Compensation Plan, or the sale of common stock under the 1999 Long Term Compensation Plan, would not contribute to the "Earnings" of the Company, or reduce "Fixed Charges."

======================================    ======================================

WE HAVE NOT  AUTHORIZED  ANY PERSON TO
MAKE A  STATEMENT  THAT  DIFFERS  FROM
WHAT  IS IN  THIS  SUPPLEMENT  IF  ANY
PERSON  DOES  MAKE  A  STATEMENT  THAT             SILICON GAMING, INC.
DIFFERS   FROM   WHAT   IS   IN   THIS
SUPPLEMENT, YOU SHOULD NOT RELY ON IT.
THIS  SUPPLEMENT  IS NOT AN  OFFER  TO
SELL,  NOR IS IT  SEEKING  AN OFFER TO              Offer to Exchange
BUY,  SECURITIES IN ANY STATE IN WHICH         One Unit consisting of One
THE  OFFER  OR SALE IS NOT  PERMITTED.        Share of Common Stock and One
THE  INFORMATION IN THIS SUPPLEMENT IS         Warrant to purchase 3.59662
COMPLETE  AND ACCURATE AS OF ITS DATE,         Shares of Common Stock for
BUT THE  INFORMATION  MAY CHANGE AFTER         Each Outstanding Share of
THAT DATE.                                           Common Stock

          Table of Contents

Summary of Exchange Offer............2
Background of the Exchange                            SUPPLEMENT
Offer................................5                  TO THE
Effect of Restructuring on the                     OFFERING CIRCULAR
  Capital Structure of the Company...6
The Exchange Offer..................10
Exchange Agent......................14
Information Agent...................14
Risk Factors Relating to the
Exchange Offer......................17
Other Risk Factors..................18
Description of Securities...........25
Financial Statements................30               June 12, 2000

======================================    ======================================